EXHIBIT 99.1

Colliers rebrands investment management division as Harrison Street Asset Management

Expands global leadership team; appoints Christopher Merrill, Global CEO

TORONTO and CHICAGO, July 23, 2025 (GLOBE NEWSWIRE) -- Colliers (NASDAQ, TSX: CIGI), a leading diversified professional services and investment management company, today announced the rebranding of its investment management division to Harrison Street Asset Management (“Harrison Street” or “HSAM”) reflecting the strength, breadth and global recognition of the Harrison Street brand.

As part of this evolution, Christopher Merrill, Co-Founder and CEO of Harrison Street, assumes the additional role of Global CEO and will become the largest individual shareholder of HSAM – reinforcing continuity, investor alignment and a long-term commitment to growth, value creation and performance.

To further strengthen the leadership team, Zachary Michaud, the current Co-CIO of Colliers, will join as Managing Partner & Global CFO, while Stephen Gordon, the current CFO of Harrison Street, will assume the additional role of Managing Partner & Global COO. Leadership across HSAM’s specialized operating platforms and investment teams will remain unchanged.

With more than $100 billion in assets under management, Harrison Street will continue to leverage the expertise of its investment professionals from Basalt Infrastructure Partners, Versus Capital, Rockwood Capital, and Colliers Global Investors, combining scale, investment acumen, and product innovation for the benefit of investors worldwide.

HSAM remains committed to expanding its global distribution capabilities and pursuing new strategies, asset classes, and verticals – both organically and through its proven partnership model.

Christopher Merrill commented, “We are excited to enter the next phase of growth. By harnessing the expertise of our partners and teams across the platform, we aim to scale our capabilities and position Harrison Street as a premier global investment partner. With over two decades of leadership in alternative investment management across infrastructure, real estate and credit, we are well positioned to deliver innovative investment and capital solutions for our clients.”

Jay Hennick, Global Chairman and CEO of Colliers, added, “Harrison Street has an exceptional track record and some of the strongest leaders, partners and investment teams in the industry. With an unwavering commitment to excellence and delivering outstanding results for investors – combined with the continued support of Colliers – we are building one of the world’s premier global alternative investment platforms.”

For more information about Harrison Street Asset Management, please visit www.harrisonst.com.

About Harrison Street Asset Management

Harrison Street Asset Management is a leading global alternative investment management firm with over $100 billion in assets under management in highly differentiated alternative assets across infrastructure, real estate and credit strategies. Headquartered in Chicago and Toronto with offices across North America, Europe, and Asia, the firm offers innovative solutions across a variety of closed-end, open-end and specialized vehicles on behalf of 900 institutional investors and over 10,000 private wealth investors.

Harrison Street has been recognized as one of the Best Places to Work by Pensions & Investments for ten years (2014-2020, 2022-2024) and has received 16 PERE awards since 2019, including the 2024 Alternatives Investor of the Year – Global award. For more information, visit www.harrisonst.com.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With nearly $5.0 billion in annual revenues, a team of 23,000 professionals, and more than $100 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Harrison Street Asset Management Contact:

Christopher Merrill
Global CEO
(312) 920-1851

Colliers Contact:

Christian Mayer
Chief Financial Officer
(416) 960-9500